Weil, Gotshal & Manges LLP

	SILICON VALLEY OFFICE	AUSTIN
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	REDWOOD SHORES, CA 94065	BOSTON
	(650) 802-3000	BUDAPEST
	FAX: (650) 802-3100	DALLAS
CRAIG W. ADAS		FRANKFURT
WRITER’S DIRECT LINE		HONG KONG
(650) 802-3020		HOUSTON LONDON MIAMI MUNICH NEW YORK PARIS PRAGUE PROVIDENCE SHANGHAI WARSAW WASHINGTON, D.C. WILMINGTON

November 26, 2008

VIA EDGAR AND FEDERAL EXPRESS

Perry Hindin, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	Maxim Integrated Products, Inc.

Schedule TO-I

Filed November 7, 2008

File No. 005-40077

Dear Mr. Hindin:

On behalf of our client, Maxim Integrated Products, Inc. (“Maxim”), we are providing the following responses to the comments set forth in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 20, 2008 (the “Comment Letter”), relating to the above-referenced Tender Offer Statement on Schedule TO filed on November 7, 2008 (the “Schedule TO”). On November 19, 2008, Maxim filed an amendment to the Schedule TO containing only an exhibit that was an employee Q&A relating to the Offer. Maxim has revised the Schedule TO and the related exhibits in response to the Staff’s comments and is filing concurrently with this letter a second amendment to the Schedule TO and revised exhibits (the “Amended Schedule TO”) that reflects these revisions and generally updates the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the applicable pages of the Offer to Purchase, as amended (the “Offer to Purchase”). Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Offer to Purchase.

Offer to Purchase

1.

We note that you are limiting participation in this tender offer to employees who hold Eligible Options. Please provide us with a legal analysis explaining why you believe your offer is consistent with the requirement of Rule 13e-4(f)(8), requiring that the offer be made to all holders of the class of securities subject to the tender offer.

Response: We respectfully advise the Staff that, in limiting participation in the Offer to employees who hold Eligible Options, Maxim is relying on the Commission’s March 21, 2001 Global Exemptive Order (the “Exemptive Order”), which provides relief from the requirements of Rule 13e-4(f)(8)(i) (the “All Holders Rule”) and Rule 13e-4(f)(8)(ii) (the “Best Price Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for exchange offers for employee stock options conducted for compensatory purposes.

Maxim believes that the Exemptive Order was intended to provide relief from the limitations that the All Holders Rule and the Best Price Rule place on an issuer’s ability to treat option holders differently in order to accomplish important compensatory objectives in a manner consistent with the issuer’s compensation policies and practices. The Offer serves important compensatory purposes of Maxim by providing an incentive to valued employees to remain employees of Maxim, to help Maxim create stockholder value and to share in the stockholder value they create through their talent and hard work. Through the Offer, Maxim is providing employees with the opportunity to benefit from their hard work despite the decline in the market value of Maxim’s common stock. We believe that extending the Offer to holders of Eligible Options who are no longer employees of Maxim would be inconsistent with and frustrate the compensatory purposes of the Offer.

The Exemptive Order applies to offers for employee stock options where: (a) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, as amended; (b) the exchange offer is conducted for compensatory purposes; (c) the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and (d) the issuer otherwise complies with Rule 13e-4 promulgated under the Exchange Act. Maxim believes that the Offer complies with these conditions.

Furthermore, because Maxim is providing Eligible Optionees with all material information necessary for them to make informed decisions regarding their respective Eligible Options, we believe that the Offer would not give rise to the potential for the fraud, deception and manipulation that the All Holders Rule was designed to prevent.

We further note that Maxim’s approach is consistent with the approach followed by Martha Stewart Living Omnimedia (“MSLO”) in its issuer tender offer to exchange options for the right to receive a one-time special cash bonus payment, as described in a no-action letter issued on November 7, 2003 (the “MSLO No-Action Letter”). In addition, we respectfully refer the Staff to the following additional examples of relief from the All Holders Rule granted by the Commission where the offer was conducted for compensatory purposes, the underlying consideration was paid in cash, and the issuer relied on the Exemptive Order: (a) Security Capital Assurance Ltd and XL Capital (“SCA/XL”), as described in a no-action letter issued October 31, 2006 (the “SCA/XL No-Action Letter”) (granting relief for options granted by a former wholly-owned subsidiary and unvested compensatory restricted stock); (b) Comcast Corporation, as described in a no-action letter issued October 7, 2004 (granting relief for offer excluding options held by current employees, officers and directors); and (c) Microsoft Corporation (“Microsoft”), as described in a no-action letter issued October 15, 2003 (the “Microsoft No-Action Letter”) (granting relief for options held by employees who were not employees through the end of the offer period, options held by persons other than employees and options held by employees employed in certain foreign jurisdictions).

2.

You disclose that any non-officer Eligible Optionee who is entitled to receive $10,000 or more for his or her properly tendered Eligible Options will receive, if he or she continues to be employed by the Company or its subsidiaries on each of the payment dates, a cash payment in four equal quarterly payments and that any Eligible Optionee who is an officer of the Company will receive, if he or she continues to be employed by the Company or its subsidiaries on each of the payment dates, a cash payment in eight equal quarterly installments. Please provide us with a legal analysis explaining why you believe such arrangements are consistent with the requirement of Rules 13e-4(f)(5) and 14e-l(c), requiring that the Company either pay the consideration offered or return the tendered securities promptly after termination or withdrawal of the tender offer.

Response: We recognize the Staff’s concern that the payment features of the Offer may be seen to present a prompt payment issue under Rules 13e-4(f)(5) and 14e-1(c) promulgated under the Exchange Act (the “Prompt Payment Rules”), arising from the fact that the Quarterly Contingent Payments contemplated by the Contingent Payment Right are subject to continued employment at Maxim through the applicable payment date for each of the Quarterly Contingent Payments.

We respectfully advise the Staff of Maxim’s view that the grant of the Quarterly Contingent Right and payment of Quarterly Contingent Payments are consistent with the Prompt Payment Rules. Nevertheless, in response to the Staff’s comment, Maxim has revised the Offer to Purchase to provide that all non-officer Eligible Optionees who properly tender their Eligible Options, regardless of the amount of consideration such Eligible Optionees are entitled to receive, will receive the full consideration in cash on the first administratively practicable payroll date following the expiration date of the Offer. Under the revised Offer to Purchase, Eligible Optionees who are officers (the “Officers”) and who elect to participate in the Offer will receive a Contingent Payment Right promptly after the expiration of the Offer and acceptance by the Company of properly tendered Eligible Options. Specifically, Maxim believes that such payment arrangements for the Officers do not raise the concerns of fraudulent, deceptive or manipulative acts or practices which gave rise to the adoption of the Prompt Payment Rules. In support of this view, Maxim notes the following factors:

•

The Offer is being undertaken for compensatory purpose, consistent with Maxim’s compensation policies and objectives. The vesting feature of the Contingent Payment Right is designed to incentivize the Officers to remain employed with Maxim during the vesting period, which is one of the primary business purposes of the Offer.

•	There are only 20 Officers eligible to participate in the Offer, compared to approximately 5,400 non-officer Eligible Optionees.

•	The Quarterly Contingent Right has been disclosed and explained in detail in the Offer to Purchase.

•	The Officers are sophisticated persons who are capable of fully appreciating the consequence of accepting an Offer where the consideration consists of a Contingent Payment Right.

•	Participation in the Offer is entirely voluntary.

•	Incentivizing Officers to continue their employment with Maxim through the Contingent Payment Right structure is in the best interest of Maxim and its stockholders.

Each Officer participating in the Offer will receive a letter via the Offer Website stating his or her contractual right to receive Quarterly Contingent Payments (the Promise to Make Cash Payment), effective immediately upon the acceptance by Maxim of such Officer’s tendered Eligible Options. The Contingent Payment Right is an absolute contractual right to continue to receive Quarterly Contingent Payments, so long as the Officer remains continuously employed by Maxim through the applicable payment date for each of the Quarterly Contingent Payments. The first Quarterly Contingent Payment becomes payable on the first administratively practicable payroll date following January 15, 2009, which is less than two months after the expected expiration date of the Offer.

We also respectfully advise the Staff that the vesting approach outlined above is consistent with, and (as revised) affects far fewer option holders than, the approach followed in issuer tender offers by: (a) MSLO, as described in the MSLO No-Action Letter; (b) SCA/XL, as described in the SCA/XL No-Action Letter; and (c) Microsoft, as described in the Microsoft No-Action Letter (collectively, the “Contingent Payment Offers”). In each of the Contingent Payment Offers, the Staff granted no-action and exemptive relief in recognition of the issuer’s compensatory objectives, namely, such issuer’s discretionary requirement that the participants provide continued service over the vesting period.

Under the facts described in the MSLO No-Action Letter, each tendering employee was given a letter stating that he or she had a right to a cash payment in exchange for his or her tendered options, so long as he or she remained employed though June 30, 2004 (over seven months after the extended expiration date of the offer). In such offer, the tendering employees were given, within three days of the expiration of the tender offer, a letter evidencing their contractual right to receive future payment.

Under the facts described in the SCA/XL No-Action Letter, although that letter sought relief from the All Holders Rule and not the Prompt Payment Rules, the offer involved the surrender of underwater stock options in exchange for a long-term cash incentive award. Participating employees were granted an award under SCA/XL’s long-term incentive plan (“LTIP Award”) upon the expiration of the offer, which counsel for SCA/XL described as “prompt payment” for the surrendered options. The terms of the LTIP Award provided that participating employees would receive a single lump-sum cash payment, based on a formula, between December 31, 2008 and March 31, 2009, more than two years after the expiration of the offer on December 11, 2006. The terms of the award also provided that participating employees would receive the award only if they remained continuously employed by Security Capital Assurance Ltd through December 31, 2008. Similar to Maxim’s Offer, SCA/XL said that it would send a letter evidencing the award to participants promptly after consummation of the offer. We acknowledge that SCA/XL offered a LTIP Award rather than a Contingent Payment Right. However, the terms of the LTIP Award offered by SCA/XL to its eligible employees are functionally equivalent to the terms of the Contingent Payment Right being offered by Maxim to its Officers in the Offer. Both offers are structured such that the company (a) promptly delivers, (b) upon expiration of the offer, (c) to eligible optionees who have validly tendered their eligible options, (d) a promise to make a future cash payment, (e) evidenced by letter provided by the company, (f) with vesting of the future cash payment conditioned upon the eligible optionee’s continued employment with the company.

Under the facts described in the Microsoft No-Action Letter, the tender offer was made for compensatory purposes to enable Microsoft employees to realize some value for out-of-the-money options. The Microsoft tender offer arguably did not comply with the Prompt Payment Rules because, among other things, a portion of the consideration to be received in exchange for employees’ options was subject to continued employment at Microsoft and would not be paid for approximately two to three years after the offer period expired. Microsoft stated that the “contingent payment structure [was] designed to serve Microsoft’s compensatory purpose of providing incentives for continued employment by participants” and noted that the Staff had previously granted exemptive relief in tender offers where the new consideration received was generally subject to vesting requirements.

We acknowledge that the deferred payment schedules described in the Microsoft No-Action Letter and MSLO No-Action Letter may have been driven in part by accounting policies in existence at that time and that those policies have since been modified. However, the justification for granting relief in those cases appears to be based on the fact that refusal to grant such relief would have resulted in undue harm to the issuer. Maxim believes that it could be harmed if the Officers are not properly incentivized to continue their employment with Maxim through continued vesting of the Contingent Payment Rights.

Maxim believes that the payment features of the Offer, as presently structured, present the same issues as the contingent payment features of the Contingent Payment Offers. As discussed above, similar to MSLO, SCA/XL and Microsoft, Maxim is conducting the Offer for compensatory purposes to both reward and retain its employees. In addition, Maxim has revised the Offer to limit the applicability of the vesting provisions to the Officers, who number only 20. All of the rank-and-file employees of Maxim who properly tender their Eligible Options will receive full consideration in the form of cash on the first administratively practicable payroll date following the expiration date of the Offer. In limiting the vesting feature to the Officers only, Maxim believes that the potential for any fraudulent, deceptive or manipulative act or practice is even less than could have been theoretically present in the Contingent Payment Offers discussed above.

As revised, the Offer allows the Officers to realize some value for their stock options, but has made receipt of such benefit subject to continued employment at Maxim. If Maxim did not include the vesting feature in the Offer for the Officers, the Offer would not achieve Maxim’s compensation objectives applicable to the Officers. Similar to the Contingent Payment Offers where contingent payment is promptly credited to the employee’s account but subject to continued employment, each Officer participating in the Offer will be promptly provided with the Promise to Make Cash Payment, with the related Quarterly Contingent Payments subject to his or her continued employment at Maxim.

In view of (a) the Offer’s clear compensatory purpose, (b) the limited scope of the vesting features, (c) the voluntary nature of participation, (d) the sophistication of the Officers, and (e) the lack of concerns for fraudulent, deceptive or manipulative acts or practices, Maxim respectfully advises the Staff that the vesting features of the Offer, when limited only to the Officers as contemplated, would be consistent with the requirements of the Prompt Payment Rules.

3.

Please also reconcile the disclosure noted in the preceding comment with your statement in the second full paragraph on page 16 that you will “promptly pay the amounts payable for all Eligible Options that are validly tendered by the expiration of the initial offering period, whether or not [you] provide a subsequent offering period.”

Response: In response to the Staff’s comment, we have revised the statement to reconcile it with the disclosure noted in comment number 2. Please see page 16 of the Offer to Purchase.

Offer to Purchase

4.

We refer you to the second page of the Edgar version of the Offer to Purchase, for which no page number is provided. The penultimate sentence indicates that if you choose to tender an Eligible Option, you must tender it in full. However, the immediately preceding sentence suggests you can tender a particular grant of an Eligible Option as opposed to an entire Eligible Option. Further, disclosure in the first paragraph on page 13 indicates that if you elect to tender my particular Eligible Option in the Offer, you must elect to tender all Eligible Options having the same exercise price and expiration date. Please reconcile this disclosure.

Response: In response to the Staff’s comment, we have deleted the penultimate sentence reading, “In addition, if you choose to tender an Eligible Option, you must tender it in full,” in the introductory section of the Offer to Purchase in order to make the disclosures in the Offer to Purchase consistent. Please see the last paragraph of the first introductory page of the Offer to Purchase.

If you receive a Contingent Payment Right and you cease to be employed…, page 9

5.

Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. In that regard, the condition disclosed here and on page 2 requiring that individuals must remain employees through and including the date on which they are entitled to receive Quarterly Contingent Payments does not appear to comply with this requirement. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, and consistent with the revision to the vesting features of the Offer discussed above in our response to Comment No. 2, we have revised the Offer to Purchase to clarify that, with respect to the Officers who are eligible to participate in the Offer, (a) continued employment with Maxim through the expiration of the Offer is a condition to the Offer, which is met if the Officer has properly tendered his or her Eligible Options prior to the expiration of the Offer and the Officer is still employed by Maxim at such expiration time, and (b) continued employment with Maxim through the applicable payment date for a given Quarterly Contingent Payment is a condition not to the Offer but to vesting of the Contingent Payment Right and the Officer’s receipt of such Quarterly Contingent Payment. Please see pages 2 and 9 of the Offer to Purchase.

Conditions to Completion of the Offer, page 17

6.

We note the representation that the issuer may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by the bidder.

Response: In response to the Staff’s comment, we have added a sentence to the Offer to Purchase to remove the implication that the offer conditions may be triggered through action or inaction by Maxim. Please see page 18 of the Offer to Purchase.

7.

We note in the fourth sentence of the last paragraph of this section your disclosure relating to your failure to exercise any of the rights described on the preceding page. This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding that if an offer condition is triggered, you will notify shareholders whether or not you have waived such condition.

Response: In response to the Staff’s comment, we have added a sentence stating that if Maxim becomes aware that an offer condition has been triggered, it will promptly notify Eligible Optionees whether or not it has waived such condition. Please see page 18 of the Offer to Purchase.

8.

We note disclosure in the same paragraph that any determination you make concerning the events described in this section shall be final and binding. Revise to state that security holders may challenge the Company’s determinations in a court of competent jurisdiction.

Response: In response to the Staff’s comment, we have added language stating that any final determination made by Maxim is subject to challenge by Eligible Optionees in a court of competent jurisdiction. Please see page 18 of the Offer to Purchase.

Interests of Directors and Officers…, page 18

9.

It appears from the penultimate paragraph of this section that you may be indirectly attempting to incorporate by reference disclosure in your 2008 annual proxy statement to satisfy a particular item requirement of Schedule TO. We also note that you have included as exhibits to the Schedule TO your most recent annual and quarterly reports, certain current reports on Form 8-K and registration statement on Form 8-A and disclosed parenthetically that such filings are incorporated into the Schedule TO by reference. Please revise your Schedule TO to specifically disclose which item is being answered by such filings and identify the specific filings. Please see General Instruction F of Schedule TO.

Response: In response to the Staff’s comment, we have revised the Schedule TO to specifically identify and incorporate by reference such filings into the items to which they are responsive. Please see Items 4, 5, 8, 11 and 12 of the Amended Schedule TO.

10.

With respect to your disclosure in the second paragraph of this section, please tell us why you need to qualify your disclosure “to the best of [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete these qualifiers.

Response: In response to the Staff’s comment, we have deleted the qualifier and revised the disclosure. Please see page 18 of the Offer to Purchase.

Miscellaneous; Forward-Looking Statements, page 21

11.

We note your reference to Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise and refrain from referring to such safe harbor provisions in any offers to purchase, future press releases or other communications relating to this tender offer.

Response: In response to the Staff’s comment, we have deleted the safe harbor provisions. Maxim further confirms its intention to refrain from referring to such safe harbor provisions in any offers to purchase, future press releases or other communications relating to the Offer. Please see page 21 of the Offer to Purchase.

*   *   *   *

Maxim confirms that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) Maxim may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please do not hesitate to call me at (650) 802-3020 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Craig W. Adas
Craig W. Adas

cc:	Mark Casper, Esq., Maxim Integrated Products, Inc.